July 29, 2024

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People   s Republic of China

       Re: YXT.COM Group Holding Limited
           Registration Statement on Form F-1
           Filed July 12, 2024
           File No. 333-280772
Dear Pun Leung Liu:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed July 12, 2024
Capitalization, page 91

1. Please revise to disclose total capitalization for each of the columns presented, which should include total indebtedness plus equity, and revise to remove the total liabilities, mezzanine equity and shareholders' (deficit) /equity line item. Refer to
Item 3B of Form
       20-F.
2. Please revise to include the derivative liability for the preferred stock conversion feature in the capitalization table.
Dilution, page 94

3. Please revise to also disclose the pro forma net tangible book value and the per share value reflecting the automatic conversion of preferred stock and provide us with the related calculations for those amounts.
 July 29, 2024
Page 2

General

4.     Given the recent deconsolidation of certain subsidiaries of the Company, please
       supplementally provide a legal analysis of whether the Company and/or any of its
       subsidiaries meets the definition of    investment company    under
Section 3(a)(1)(C) of the
       1940 Act. Please include in your analysis all relevant calculations under Section
       3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s).
       Please also describe and discuss: (i) your proposed treatment of the
Company   s cash and
       cash equivalents for purposes of Section 3(a)(1)(C); and (ii) any other substantive determinations and/or characterizations of assets that are material to your calculations.
5. On page 85 of the registration statement, you describe Yunxuetang Information as a
          qualifying majority owned subsidiary.    However, on page 16 of the
registration
       statement, Yunxuetang Information is described as a WFOE, and the corporate structure chart on page 6 of the registration statement reflects Yunxuetang Information is a wholly owned subsidiary. Please supplementally clarify the varying descriptions for the same subsidiary, and if appropriate, within the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brittany Ebbertt at 202-551-3572 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Li He